SECURITIES AND EXCHANGE COMMISSION
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SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 2 2012
WASH, D.C.
310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 47280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TALENTED TENTH INVESTMENTS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

676 RIVERSIDE DRIVE
(No. And Street)

NEW YORK, (City) NY (State) 10031-0606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARLTON BANKS (212) 281-1833
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

RAPHAEL SANDERS GOLDBERG et al ATTN: MARK RAPHAEL, CPA
(Name - *if individual state last, first, middle name*)

97 FROEHLICH FARM BLVD. (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

12014771

KW 3/31

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARLTON BANKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TALENTED TENTH INVESTMENTS INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Carlton Banks
Signature

PRESIDENT
Title

Badiyah Amir
Notary Public

BADIYAH AMIR
Notary Public, State of New York
No. 01AM6174527
Qualified in New York County
Commission Expires Sept. 24, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RSGN&C
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Talented Tenth Investments Inc.:

We have audited the accompanying statement of financial condition of Talented Tenth Investments Inc. (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Talented Tenth Investments Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared under the assumption that the Company will continue as a going concern. As discussed in Note 8 to the financial statement, the Company has not generated operating revenues for several years resulting in an accumulated deficit of approximately $139,000. This circumstance creates an uncertainty as to the Company's ability to continue as a going concern.

Raphael Sanders Goldberg Nikpour & Cohen CPA's PLLC
Woodbury, New York
February 27, 2012

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

TALENTED TENTH INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 3,159
Investments	7,354
Total Assets	$ 10,513

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 11,000
Total Liabilities	11,000
Stockholder's Equity	
Common stock, 100 shares authorized, no par value 10 shares issued and outstanding	1,000
Additional paid-in capital	137,504
Accumulated deficit	(138,991)
Total Stockholder's Equity	(487)
Total Liabilities and Stockholder's Equity	$ 10,513

See accompanying notes and auditor's report.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Talented Tenth Investments Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's business activities are primarily related to the sale of tax-sheltered investments and limited partnership interests in the real estate industry.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results may differ from those estimates.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING FOR UNCERTAINTIES IN INCOME TAXES

The Company adopted the provisions of ASC 740 "Accounting for Uncertainties in Income Taxes" which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The adoption of ASC 740 did not have a material effect on the Company's financial position as of December 31, 2011 or the Company's results of operations or cash flows for the year then ended.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2011. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

The securities owned at December 31, 2011 consisted of one equity security priced using Level 1 inputs and valued at $7,354.

NOTE 4. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required. The stockholder of the Company is liable for the taxes on his share of the Company's income or loss.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose a tax based on capital.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net deficit as defined, of $1,590, which was $6,590 less than its required net capital of $5,000. Due to this deficit, the Company has indicated to the SEC, under rule 17a-11(b) that it will not conduct any business during the deficiency period. They are looking into correcting this deficiency in the very near future.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company utilizes office space and receives administrative services from the sole stockholder. In 2011, the sole stockholder has elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company. The sole stockholder has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

NOTE 7. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2011, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 8. GOING CONCERN

The Company has not earned significant revenue from operations in the past several years and is generally dependent upon loans and capital contributions from the stockholder to meet operating expenses. These factors create uncertainty as to the Company's ability to continue as a going concern. The stockholder has agreed to continue to fund the company and is developing a plan which, if successful, will generate operating revenue for the Company. The ability of the Company to succeed as a going concern is dependent on the success of this plan, and on the stockholder's ability and willingness to contribute capital.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 27, 2012, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.